September 25, 2019

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Tim Buchemiller and Mr. Russell Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

Washington, DC 20549

Re:	Avita Medical Limited

Registration Statement on Form 20-F

Filed September 19, 2019

Commission Fine Number 001-39059

Dear Mr. Buchemiller and Mancuso:

Reference is made to the letter received from the Commission dated September 24, 2019 regarding the Registration Statement on Form 20-F (the “Form 20-F”) of Avita Medical Limited (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comments is as follows.

Registration Statement on Form 20-F filed September 19, 2019

Key Information, page 2

Comment:

1.

We note your response to prior comment 8, and your disclosure added on pages 4, 46 and 95 that the information in exhibit 15.1 should not be relied on as indicative of actual results for the year ended June 30, 2019. You may not disclaim responsibility for your disclosure; please revise to remove any implication to the contrary. Also:

•	If the exhibit is not intended to be indicative of actual results, clarify the purpose of the report included as an exhibit, including what it is intended to indicate.

•

Please be advised that you are responsible for considering whether additional disclosures of material information regarding your results are required to make the statements in your filing not misleading.

Response

We have revised the disclosure on pages 4, 46 and 95 to remove such references and only include a note that such information contained in Exhibit 15.1 is unaudited.

General

Comment:

2.	Please ensure that your disclosure is current. We note for example your September 17, 2019 press release.

Response:

We have revised the disclosure, specifically on page 35, to reflect any material information contained in such recent press releases.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

Avita Medical Limited

By	/s/ Timothy Rooney

Timothy Rooney, Chief Administrative Officer and Acting Chief Financial Officer